

December 19, 2011

Via E-mail
Yixiang Zhang
Chief Executive Officer
Sichuan SHESAYS Cosmetology Hospital Co., Ltd.
New No. 83, Xinnan Road, Wuhou District
Chengdu City, Sichuan Province, P.R. China 610041

> **Re:** **China SHESAYS Medical Cosmetology Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed December 9, 2011**
> **File No. 333-171574**

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following additional comments. Please respond to this letter by further amending your registration statement as directed or by providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the next amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have reviewed your response to our prior comment 4 as well as your revised disclosure. We note that in your Selling Stockholders table on page 21, you have now opted to have the table reflect the number of shares beneficially owned after the offering match the number of shares beneficially owned prior to the offering. However, footnote 3 to this table correctly assumes that all these shares will be sold and the resulting number of shares owned is therefore to be subtracted from the number of shares held before the offering. We refer you to Item 507 of Regulation S-K. Please amend your registration statement to restore the table accordingly.

Management's Discussion and Analysis

Three months Ended September 30, 2011, Compared to the Three Months Ended September 30, 2010

Total Revenue, page 35

2. Please refer to your response to our prior comment eight. You indicate that laser skin whitening and anti-wrinkle injections drove the revenue growth of the service sector in the third quarter of 2011. Please revise your disclosure here and on page 38 to quantify the amount of change due to these services. Please refer to Item 303(a)(3)(iii) of Regulation S-K and Financial Reporting Release 36.

Nine Months Ended September 30, 2011, Compared to the Nine Months Ended September 30, 2010:

Total Revenues, page 38

3. Your disclosure indicates that three new professional medical beauty services generated incremental revenue of approximately $1.0 million. As the revenues from professional medical beauty services increased by approximately $2.3 million, please revise your disclosure to fully explain the reason for the increase in these revenues.

Income Tax Expenses, page 39

4. Please refer to your response to our comment 14. You state that an over-provision was included in the prior period as well as the current period. Please revise your disclosure as required or tell us how over-provisions existed in both periods.

Liquidity and Capital Resources

Operating Activities, page 40

5. Please provide disclosures about the source and the reason for all material changes in financial statement line items. Specifically, address the reasons for:

- The increase of approximately $727K in accrued liabilities between December 31, 2010 and September 30, 2011;

- The increase in income taxes payable of $352K between December 31, 2010 and September 30, 2011; and

- The increase in other current assets and prepaid expenses of $508K between December 31, 2010 and September 30, 2011.

Yixiang Zhang
China SHESAYS Medical Cosmetology Inc.
December 19, 2011
Page 3

Item 16. Exhibits and Financial Statement Schedules

Notes to the Condensed (Consolidated) Financial Statements (Unaudited)

Note 12- Other Current Assets and Prepaid Expenses, page F-33

6. Please refer to your response to our prior comment 13. Please tell us why you consider these items other receivables and revise your disclosure to include the information provided in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Jie Xiu, Esq.
        Juliet Sy, Esq.
        Troutman Sanders LLP
        The Chrysler Building
        405 Lexington Avenue
        New York, NY 10174-0700